FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
X Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Caine, Franklyn A.	2. Issuer Name and Ticker or Trading Symbol Raytheon Company - RTN		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Sr. Vice President
(Last) (First) (Middle) 141 Spring Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/2002
(Street) Lexington, MA 02421		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock							18,375	D
Common Stock							2,831(1)	I	401(k)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Performance Stock Option	32.32	01/23/02		A	48,100		(2)	01/23/12	Common Stock	48,100		144,600	D
Employee Stock Option	44.45	05/13/02		A	21,000		05/13/03	05/13/12	Common Stock	21,000			D
Employee Stock Option	44.45	05/13/02		A	21,000		05/13/04	05/13/12	Common Stock	21,000			D
Employee Stock Option	44.45	05/13/02		A	18,751		05/13/05	05/13/12	Common Stock	18,751			D
Employee Stock Option	44.45	05/13/02		A	2,249		05/13/05	05/12/12	Common Stock	2,249		608,000	D

Explanation of Responses:

(1) Based on funds in the Reporting Person's Savings and Investment Plan/Excess Savings Plan Account divided by $30.75, the closing price of the Issuer's Common Stock on December 31, 2002.
(2) The options become exercisable in three equal installments. The first installment became exercisable on May 16, 2002, upon the Issuer's Common Stock sustaining (for a period of twenty (20) consecutive trading days) a market price of at least $39.10 per share; the second installment becomes exercisable upon the date that the Issuer's Common Stock sustains a market price of at least $44.965 per share; and the third installment becomes exercisable upon the date that the Issuer's Common Stock sustains a market price of at least $51.71 per share. Notwithstanding the foregoing vesting schedule, all shares under option shall become exercisable on the sixth anniversary of the grant date.

By: /s/ Franklyn A. Caine Franklyn A. Caine **Signature of Reporting Person	01/16/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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